July 16, 2025

Michael J. Roberts
President and Chief Executive Officer
Adaptin Bio, Inc.
3540 Toringdon Way, Suite 200, #250
Charlotte, NC 28277

       Re: Adaptin Bio, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 27, 2025
           File No. 333-287338
Dear Michael J. Roberts:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 13, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
About This Prospectus, page ii

1. We note your response to prior comment 19 and your removal of references to exhibits incorporated by reference. Please revise your prospectus further to remove all references to information incorporated by reference, including in this section and on page 43.
Business of the Company
Our Product Pipeleine
APTN-101, page 39

2. We note your response to prior comment 2 and your revised disclosure removing certain performance claims as well as statements indicating or suggesting that your
 July 16, 2025
Page 2

       product candidate is safe and/or effective. We continue to note your disclosure on page 42 that the BRiTE technology has an "acceptable safety profile." Please revise or remove this statement as safety and efficacy determinations are within the exclusive purview of FDA and other similar foreign regulators.
General

3.     We continue to consider your response to prior comment 20. Please also tell us
       whether the merger was submitted for a shareholder vote or consent. In that regard, we note that Section 2.3 of the Agreement and Plan of Merger and Reorganization
       appears to indicate that the merger was approved    by the vote of
Company
       Stockholders required by the DGCL and the Company   s by-laws.    If
there was such a
       vote or consent, it appears that the affiliates of Adaptin Bio, Dr. Pedder, Dr. Roberts, and Duke University, are deemed to be underwriters pursuant to Securities Act Rule
       145(c).
4. We note your response to prior comment 21. Please revise to specify a single price at which the selling shareholders will offer and sell their shares until your common stock is quoted on the OTCQB or OTCQX market or listed on a national securities exchange.
       Please contact Gary Newberry at 202-551-3761 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Joe McCann at 202-551-6262 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Jonathan A. Greene, Esq.